For Immediate Release

NEWS RELEASE

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Pacific North West Capital Commences

Exploration Program on the Rock & Roll Polymetallic Project

2010 exploration program includes the completion of an updated NI43-101 resource estimate
Historic core re-sampling to continue, will provide basis for updated resource estimate
Field mapping and follow-up of airborne geophysical anomalies planned BCGS, British Columbia Geological Survey, Partnership’s second year field work complete

September 27, 2010, Vancouver, BC – Pacific North West Capital Corp. ("PFN") TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is pleased to announce the commencement of the 2010 exploration program for the Rock and Roll Gold-Silver-Polymetallic Project, located in Northern BC.

The 2010 Rock and Roll exploration program is focusing primarily on re-sampling previous drill core, and geological mapping / prospecting that will investigate airborne geophysical survey conductors, and geological and geochemical targets. The field work will be supported by further compilation of data from the 1990-97 programs and the incorporation of new geological interpretations formulating in conjunction with members of the BCGS. The program will also include the completion of an updated NI43-101 report and resource estimate.

The Rock & Roll Project hosts precious metals rich, volcanogenic massive sulphide mineralization in a volcano-sedimentary host rock package. The mineralization shows similarities to the gold and silver rich mineralization of Barrick Gold’s past producing Eskay Creek mine.

Mineralization on the Rock and Roll Property occurs in multiple stacked sulphide lenses in two zones, the Black Dog and SRV zones, over a strike length of approximately 950 m. A total of approximately 14,000 metres of core drilling in 110 drill holes was completed on the property from 1991 to 1997. Only six drill holes tested the host stratigraphy outside of the known mineralization, but at least 5 km of strike length of the prospective lithologies is present on the Property.

In 2009, PFN conducted a drilling program consisted of a total of 540 metres of core drilling in five holes.

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Highlights of the 2009 drilling program includes intersections up to 1.31 g/t gold, 296.2 g/t silver, 0.46% copper, 1.25% lead, and 3.99% zinc over 3.14 metres in drill hole RR09-107.

The Black Dog zone hosts an historic, non-NI 43-101 compliant, indicated resource of 580,544 tonnes grading 2.4 g/t gold, 335.9 g/t silver, 0.64% copper, 0.79% lead, and 3.1% zinc  (Government of BC, MINFILE No 104B 377). Historic drilling has tested the known mineralization down to depths of only about 160 m. The mineralization is thus open along strike in both directions, and at depth.

The 2010 Geological mapping and prospecting programs are designed to verify several geophysical electromagnetic anomalies identified by an earlier Aeroquest AEM survey. The exploration program is being carried out under the supervision of Murray Jones, P. Geo. of Equity Exploration Consultants Ltd. Mr. Jones is a Qualified Person as defined under the terms of National Instrument 43-101.

PFN has also entered into the second year of a Public Geoscience Partnership agreement with the Geological Survey Branch (GSB) of the BC Ministry of Energy, Mines and Petroleum Resources. Under this agreement, two senior geologists from the GSB have now completed the geological mapping and sampling on the Rock and Roll Project, as well as in the district as a whole as part of the Iskut River Regional Mapping Project. The goal of this work was to define the age and stratigraphic association of the host rocks to the Black Dog and SRV mineralization, and to evaluate the potential for this type of mineralization elsewhere on the property and throughout the district. The results of this study will be published on an ongoing basis through various publications of the GSB, including the annual review of fieldwork.

The field work portion of the Public Geoscience Partnership agreement is now complete on the Rock and Roll project area. Details of the results of this work will be released as they become available.

Pacific North West Capital has carried out approximately $450,000 of exploration on Rock and Roll Project to date. This work involves initial drill tests on the Black Dog Zone and its extension. 2009 drilling program consisted of a total of 540 meters of core drilling completed in five holes. The first four holes were designed to test gaps in the historic drilling on the Black Dog Zone in order to establish the degree of continuity of the mineralization and to confirm the historic geological model. Each of the infill drill holes encountered the target mineralization, confirming the continuity of the sulphide lenses and the validity of previous geological interpretations.

The final drill hole of the program tested a strong electromagnetic anomaly that may represent the westward continuation of the Black Dog Zone. Drilling at this location encountered minor sulphide mineralization near the bottom of the hole, but failed to return any significant assays. (see December 16th, 2009 Press Release).

About the Rock and Roll Polymetallic Project

The Rock and Roll Polymetallic Project is under option from Equity Exploration Consultants Ltd., First Fiscal Enterprises Ltd. and Pamicon Developments Ltd. Under the terms of the option agreement, PFN can earn a 100% interest in the property over a four year period by completing $2,000,000 in exploration expenditures, paying $130,000 and providing a total of 600,000 PFN shares to the vendors. The property consists of 11 claims totalling 4244 ha (10,487 acres) and is located in the Liard Mining District approximately 9 km west of the Bronson airstrip and exploration camp in northern British Columbia.

Qualified Person Statement

This news release has been reviewed and approved for technical content by Murray Jones, P. Geo.

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About Pacific North West Capital Corp:

Pacific North West Capital Corp. is a mineral exploration company focused on Platinum Group Metals (PGM), precious and base metals. Management's corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major and junior mining companies through to production. To that end, Pacific North West Capital's current option/joint ventures agreements are with Anglo Platinum, First Nickel and Alto Ventures. PFN is also a major shareholder of Fire River Gold Corp. (www.firerivergold.com)

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of the tremendous under funded opportunities that are available in the mining sector today.

Management of Pacific North West Capital plans to use their technical, financing and deal making abilities to acquire additional Platinum Group metals, base metals and precious metals projects on an international scale. Pacific North West Capital is a member of the International Metals Group (www.internationalmetalsgroup.com) of Companies.

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

On behalf of the Board of Directors

Harry Barr

President & C.E.O.

Further Information:  Tel: +1.604.685.1870  Fax: +1.604.685.8045

Email:  info@pfncapital.com, or visit www.pfncapital.com

2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

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